CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                               CHICAGO, IL 60603


                                  June 21, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 916
            Blueprints[R] Tactical High Dividend Portfolio, Series 5
                              File No. 333-181159
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 Dear Mr. Bartz:

         This letter is in response to the comments that you raised during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 916, filed on June 14, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Blueprints[R] Tactical High Dividend Portfolio, Series 5 (the "Trust"). This letter serves to respond to your comments.

Security Selection - Zacks Income Advantage Strategy
----------------------------------------------------

     1. Closed-End Fund Segment - In the first bullet, please confirm whether closed-end funds must meet all or just one of the listed criteria to be eliminated. If all the listed criteria must be met, please clarify the language. Please do the same in similar bullets in the other asset segments, as applicable.

     Response: The closed-end funds, and the securities from the other segments, must meet all of the listed criteria to be eliminated. The referenced bullets in the following segments have been revised as follows:

     Closed End Fund Segment: First, closed-end funds, as of the Security Selection Date, which meet all of the following criteria are eliminated: those that do not pay a dividend, that are not trading at a discount to NAV, that do not have a net asset value greater than $300 million and that have liquidity of less than $1 million (where liquidity is defined as share price times the most recent three-month trading volume as reported to Zacks Investment Research, Inc. by Sungard Reference Data Solutions, Inc.)

     Common Stock/ADR Segment: Next, common stocks/ADRs, as of the Security Selection Date, which meet all of the following criteria are eliminated: those with market caps not among the largest 1,000, with payout ratios greater than 80% and that have liquidity of less than $2 million (where liquidity is defined as share price times the most recent three-month trading volume as reported to Zacks Investment Research, Inc. by Sungard Reference Data Solutions, Inc.)

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP

                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren